RENTRAK CORPORATION
                                     7227 Northeast 55th Avenue
                                     Portland, OR  97218

                                     TRADED: NASDAQ - RENT









            AT THE COMPANY:               AT FRB SAN FRANCISCO:
            Ron Berger                    Hannah Bruce (General Information)
            Chairman, President and CEO   Bonnie McBride (Analyst Contact)
            (503) 284-7581                (415) 986-1591


               FOR IMMEDIATE RELEASE
               THURSDAY, MARCH 28, 1996


               RENTRAK ANNOUNCES CORPORATE RESTRUCTURING DESIGNED TO
                                 BENEFIT SHAREHOLDERS


PORTLAND, OR, MARCH 28, 1996 -- Rentrak Corporation (Nasdaq: RENT) today announced that its Board of Directors approved in principle the spin-off of its Pro Image, Inc. subsidiary into a public company. When completed, Rentrak shareholders would be issued new shares representing 100 percent ownership of Pro Image, Inc. Rentrak's Board of Directors and management also announced it is reviewing alternatives for the divestiture of the company's Blowout Entertainment subsidiary.

Rentrak Chairman and Chief Executive Officer, Ron Berger, said, "For quite some time we have been evaluating alternatives for maximizing shareholder value in Rentrak. We are very enthusiastic about this restructuring as we believe it will contribute to increased growth in Rentrak s core business and its subsidiaries as well as to Rentrak s improved corporate value. Rentrak currently has three divisions: its core home entertainment Pay-Per-Transaction (PPT) division; Blowout Entertainment, a chain of 181 video rental and sales stores; and Pro Image, Inc., an independent chain of licensed sports apparel stores."

        HOME ENTERTAINMENT DIVISION TO BECOME RENTRAK'S ONLY BUSINESS

If a separation of Rentrak s Pro Image, Inc. and Blowout Entertainment subsidiaries is ultimately effected, Rentrak's Home Entertainment division, which distributes videocassettes to video rental stores through its proprietary, Pay-Per-Transaction (PPT) system, will become the company s only operating business.

"Rentrak's Pay-Per-Transaction (PPT) revenue-sharing distribution system reported revenues of

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nearly $78 million for the nine months ended December 31, 1995, adding over
1,000 new outlets to its active store base this year," Berger stated.
"Our business continues to grow as motion picture studios seek higher profits through broader distribution and retailers seek cost-effective ways to deepen their video selection offerings to consumers. We believe that this business will significantly benefit from management s focused attention."

PRO IMAGE TO BECOME PUBLIC COMPANY

The company's Pro Image subsidiary, which franchises or owns over 236 licensed sports apparel stores, would be spun-off to Rentrak shareholders in the form of a stock dividend. The spin-off, which is subject to certain approvals and filings, including the formal declaration of a dividend, is expected to be completed during the second half of 1996.

As a result of its decision, Rentrak will treat this division as a discontinued operation in the fiscal 1996 year-end results. These results are expected to include a provision for losses and costs to be incurred in connection with the divestiture. The company expects to announce fiscal 1996 results on or about June 11, 1996. Rentrak intends to apply for a ruling from the Internal Revenue Service on the tax-free nature of the proposed transaction, although the spin-off will not be conditioned on obtaining a favorable ruling.

"While we have taken steps to increase sales and improve operating profits at Pro Image, we believe that divestiture of this division is in the best long-term interests of Rentrak shareholders. We believe that as an independent company, Pro Image will be better able to manage its growth, and Rentrak management will be able to focus its full attention and resources on its core PPT business," Berger stated.

Pro Image, Inc. is the world s largest specialty retailer of licensed sports apparel. The chain s 236 stores are primarily located in major regional malls and feature premium-priced clothing and accessories identical to those worn by professional athletes. For the nine months ended December 31, 1995, this division reported revenues of $26.8 million.

       RENTRAK EXPLORING OPTIONS REGARDING BLOWOUT ENTERTAINMENT

The company intends to reduce its stake in its Blowout Entertainment subsidiary at the earliest practicable date and has retained an investment advisor to explore strategic options regarding the divestiture of this subsidiary for the company to review. Blowout Entertainment is a chain of 181 video rental and sales stores located inside Wal-Mart and Kmart supercenters and Ralphs grocery stores.

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"Due to its "store within a store" arrangements with Wal-Mart, Kmart and Ralphs grocery stores, we believe this business unit has a very exciting future. However, with the expected rate of new store openings, it is also anticipated that the subsidiary will incur significant costs that will require substantial capital and management resources. The Board of Directors and management will be evaluating divestiture alternatives," concluded Berger.

For the nine months ended December 31,1995, Blowout reported $10.7 million in revenues.

       PENNSYLVANIA MERCHANT GROUP RETAINED AS FINANCIAL ADVISOR

Rentrak also announced that it has retained Pennsylvania Merchant Group, Ltd.
(PMG), an investment banking and venture capital firm, to assist in the corporate restructuring of the company. PMG has agreed to handle the distribution of shares of Pro Image, act as a market maker for the stock and assist Rentrak in exploring options regarding the divestiture of its Blowout Entertainment subsidiary.


COMPANY PROFILE
Headquartered in Portland, Oregon, Rentrak Corporation's Pay-Per-Transaction
(PPT) division is the world's largest nontraditional distributor of videocassettes. About 4,600 outlets throughout North America stock cassettes leased through Rentrak s system from more than 30 suppliers. Rentrak offers retailers using the PPT system videocassettes at an initial cost which is a fraction of the usual distributor charge. The company also has two subsidiaries: Pro Image, Inc., a chain of specialty retail stores and Blowout Entertainment, a chain of video rental outlets that primarily operate within Wal-mart and Kmart supercenters.


Forward-Looking Statements
When used in this discussion, the words "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Factors which could affect the company's financial results are described in the company's March 31, 1995 Annual Report on Form 10-K and the company s 10-Q for the quarter ended December 31, 1995 filed with the Securities and Exchange Commission. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.


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